Mercedes-Benz Auto Receivables Trust 2011-1

Investor Report

Collection Period Ended   30-Jun-2014

Amounts in USD

Dates

Collection Period No.	36			
Collection Period (from... to)	1-Jun-2014	30-Jun-2014		
Determination Date	11-Jul-2014			
Record Date	14-Jul-2014			
Distribution Date	15-Jul-2014			
Interest Period of the Class A-1 and A-2 Notes (from... to)	16-Jun-2014	15-Jul-2014	Actual/360 Days	29
Interest Period of the Class A-3 and A-4 Notes (from... to)	15-Jun-2014	15-Jul-2014	30/360 Days	30
1-m Libor	0.151750%			

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	495,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	469,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	451,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	132,500,000.00	74,649,377.13	59,202,999.98	15,446,377.15	116.576431	0.446815
Total Note Balance	**1,547,500,000.00**	**74,649,377.13**	**59,202,999.98**	**15,446,377.15**		

Overcollateralization	90,968,899.86	108,958,181.84	108,958,181.84	
Adjusted Pool Balance	1,638,468,899.86	183,607,558.97	168,161,181.82	
Yield Supplement Overcollateralization Amount	53,171,320.50	5,352,294.87	4,858,643.06	
Pool Balance	**1,691,640,220.36**	**188,959,853.84**	**173,019,824.88**	

	Amount	Percentage
Initial Overcollateralization Amount	90,968,899.86	5.55%
Target Overcollateralization Amount	108,958,181.84	6.65%
Current Overcollateralization Amount	108,958,181.84	6.65%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.216670%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.261750%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.850000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.220000%	75,893.53	0.572781	15,522,270.68	117.149213
Total		**$75,893.53**		**$15,522,270.68**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	15,886,362.12	(1) Total Servicing Fee	157,466.54
Interest Collections	574,996.40	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	551.11	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	97,592.10	(3) Interest Distributable Amount Class A Notes	75,893.53
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	0.00	(6) Regular Principal Distributable Amount	15,446,377.15
Available Collections	**16,559,501.73**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**16,559,501.73**	(9) Excess Collections to Certificateholders	879,764.51
		Total Distribution	**16,559,501.73**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	157,466.54	157,466.54	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	75,893.53	75,893.53	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	75,893.53	75,893.53	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	75,893.53	75,893.53	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	15,446,377.15	15,446,377.15	0.00
Aggregate Principal Distributable Amount	15,446,377.15	15,446,377.15	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,096,172.25
Reserve Fund Amount - Beginning Balance	4,096,172.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	0.00
minus Net Investment Earnings	0.00
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,096,172.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	0.00
Net Investment Earnings on the Collection Account	0.00
Investment Earnings for the Collection Period	0.00

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,691,640,220.36	62,088
Pool Balance beginning of Collection Period	188.959.853.84	18.866
Principal Collections	11,192,035.42	
Principal Collections attributable to Full Pay-offs	4,694,326.70	
Principal Purchase Amounts	0.00	
Principal Gross Losses	53,666.84	
Pool Balance end of Collection Period	173,019,824.88	17,978
Pool Factor	10.23%	

	As of Cutoff Date	Current
Weighted Average APR	3.62%	3.58%
Weighted Average Number of Remaining Payments	45.89	19.34
Weighted Average Seasoning (months)	13.28	45.91

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	170,833,973.52	17,791	98.74%
31-60 Days Delinquent	1,754,357.96	148	1.01%
61-90 Days Delinquent	309,571.96	30	0.18%
91-120 Days Delinquent	121,921.44	9	0.07%
Total	173,019,824.88	17,978	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	53,666.84
Principal Net Liquidation Proceeds	707.08
Principal Recoveries	96,475.99
Principal Net Losses	-43,516.23
Cumulative Principal Net Losses	3,557,351.07
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.210%